Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
WORLD ENERGY SOLUTIONS, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

World Energy Solutions, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED:	That the third paragraph of Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 35,000,000 shares, consisting of (i) 30,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and (ii) 5,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its President this 21st day of May, 2010.

World Energy Solutions, Inc.

By: /s/ Phil Adams
       President